                                SCHEDULE 13D

                               (RULE 13d-101)

    Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
             Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                     SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934


                           CNA Surety Corporation
--------------------------------------------------------------------------------
                              (Name of Issuer)

                   Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                12612L 10 08
--------------------------------------------------------------------------------
                               (CUSIP Number)

                              Susan Obuchowski
  Two North Riverside Plaza, Suite 600, Chicago, IL  60606  (312) 466-4010
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                             September 30, 1997
--------------------------------------------------------------------------------
           (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Note. Six copies of this statement, including all exhibits, should be filed with the Commission See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12612L 10 08                                              Page 2 of 32

--------------------------------------------------------------------------------
  1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons Equity Capsure Limited Partnership, an Illinois limited partnership 36-4122677

--------------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group                (a) [ ]
        (See Instructions)                                              (b) [X]

--------------------------------------------------------------------------------
  3     SEC Use Only

--------------------------------------------------------------------------------
  4     Source of Funds (See Instructions)
        N/A
--------------------------------------------------------------------------------
  5     Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2
        (d) or 2(e)                                                         [ ]
--------------------------------------------------------------------------------
  6     Citizenship or Place of Organization

        Illinois
--------------------------------------------------------------------------------
                                 7    Sole Voting Power

             Number of    ------------------------------------------------------
               Shares            8    Shared Voting Power
            Beneficially              3,552,862
              Owned by    ------------------------------------------------------
                Each             9    Sole Dispositive Power
             Reporting
            Person With   ------------------------------------------------------
                                 10   Shared Dispositive Power
                                      3,552,862
--------------------------------------------------------------------------------
  11    Aggregate Amount Beneficially owned by Each Reporting Person
        3,552,862
--------------------------------------------------------------------------------
  12    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions)                                                  [ ]
--------------------------------------------------------------------------------
  13    Percent of Class Represented by Amount in Row (11)
        8.1%
--------------------------------------------------------------------------------
  14    Type of Reporting Person (See Instructions)
        PN
--------------------------------------------------------------------------------

CUSIP No. 12612L 10 08                                             Page 3 of 32

--------------------------------------------------------------------------------
  1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons Samuel Zell
        ###-##-####

--------------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group                (a) [ ]
        (See Instructions)                                              (b) [X]

--------------------------------------------------------------------------------
  3     SEC Use Only

--------------------------------------------------------------------------------
  4     Source of Funds (See Instructions)
        N/A
--------------------------------------------------------------------------------
  5     Check if Disclosure of Legal Proceedings is Required Pursuant to Item
        2(d) or 2(e)                                                        [ ]

--------------------------------------------------------------------------------
  6     Citizenship or Place of Organization
        USA
--------------------------------------------------------------------------------
             Number of            7    Sole Voting Power
               Shares                  65,000
            Beneficially  ------------------------------------------------------
              Owned by            8    Shared Voting Power
                Each                   3,552,862
             Reporting    ------------------------------------------------------
            Person With           9    Sole Dispositive Power
                                       65,000
                          ------------------------------------------------------
                                  10   Shared Dispositive Power
                                       3,552,862
--------------------------------------------------------------------------------
  11    Aggregate Amount Beneficially owned by Each Reporting Person
        3,617,862

--------------------------------------------------------------------------------
  12    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions)                                                  [ ]

--------------------------------------------------------------------------------
  13    Percent of Class Represented by Amount in Row (11)
        8.2%
--------------------------------------------------------------------------------
  14    Type of Reporting Person (See Instructions)
        IN
--------------------------------------------------------------------------------

CUSIP No. 12612L 10 08                                              Page 4 of 32
--------------------------------------------------------------------------------
  1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons Samuel Zell Revocable Trust U/T/A 01/17/90
        ###-##-####

--------------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group                 (a) [ ]
        (See Instructions)                                               (b) [X]

--------------------------------------------------------------------------------
  3     SEC Use Only

--------------------------------------------------------------------------------
  4     Source of Funds (See Instructions)
        N/A
--------------------------------------------------------------------------------
  5     Check if Disclosure of Legal Proceedings is Required Pursuant to Item
        2(d) or 2(e)                                                         [ ]
--------------------------------------------------------------------------------
  6     Citizenship or Place of Organization
        Illinois

--------------------------------------------------------------------------------
                                  7    Sole Voting Power

             Number of    ------------------------------------------------------
               Shares             8    Shared Voting Power
            Beneficially               3,552,862
              Owned by    ------------------------------------------------------
                Each              9    Sole Dispositive Power
             Reporting
            Person With   ------------------------------------------------------
                                  10   Shared Dispositive Power
                                       3,552,862
--------------------------------------------------------------------------------
  11    Aggregate Amount Beneficially owned by Each Reporting Person
        3,552,862

--------------------------------------------------------------------------------
  12    Check if the Aggregate Amount in Row (11) Excludes Certain Shares   [ ]
        (See Instructions)

--------------------------------------------------------------------------------
  13    Percent of Class Represented by Amount in Row (11)
        8.1%
--------------------------------------------------------------------------------
  14    Type of Reporting Person (See Instructions)
        OO
--------------------------------------------------------------------------------

CUSIP No. 12612L 10 08                                              Page 5 of 32


--------------------------------------------------------------------------------
  1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons Alphabet Partners, an Illinois general partnership
        36-3002855

--------------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group                 (a) [ ]
        (See Instructions)                                               (b) [X]

--------------------------------------------------------------------------------
  3     SEC Use Only

--------------------------------------------------------------------------------
  4     Source of Funds (See Instructions)
        N/A
--------------------------------------------------------------------------------
  5     Check if Disclosure of Legal Proceedings is Required Pursuant to Item
        2(d) or 2(e)                                                         [ ]
--------------------------------------------------------------------------------
  6     Citizenship or Place of Organization
        Illinois

--------------------------------------------------------------------------------
                                  7    Sole Voting Power

             Number of       ---------------------------------------------------
               Shares             8    Shared Voting Power
            Beneficially
              Owned by       ---------------------------------------------------
                Each              9    Sole Dispositive Power
             Reporting
            Person With      ---------------------------------------------------
                                  10   Shared Dispositive Power

--------------------------------------------------------------------------------
  11    Aggregate Amount Beneficially owned by Each Reporting Person
        730,141

--------------------------------------------------------------------------------
  12    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions)                                                   [ ]
--------------------------------------------------------------------------------
  13    Percent of Class Represented by Amount in Row (11)
        1.7%
--------------------------------------------------------------------------------
  14    Type of Reporting Person (See Instructions)
        PN
--------------------------------------------------------------------------------

CUSIP No. 12612L 10 08                                              Page 6 of 32

--------------------------------------------------------------------------------
  1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons ZFT Partnership, an Illinois general partnership
        36-3022976

--------------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group                (a) [ ]
        (See Instructions)                                              (b) [X]

--------------------------------------------------------------------------------
  3     SEC Use Only

--------------------------------------------------------------------------------
  4     Source of Funds (See Instructions)
        N/A
--------------------------------------------------------------------------------
  5     Check if Disclosure of Legal Proceedings is Required Pursuant to Item
        2(d) or 2(e)                                                        [ ]
--------------------------------------------------------------------------------
  6     Citizenship or Place of Organization
        Illinois

--------------------------------------------------------------------------------
                                  7    Sole Voting Power

             Number of       ---------------------------------------------------
               Shares             8    Shared Voting Power
            Beneficially
              Owned by       ---------------------------------------------------
                Each              9    Sole Dispositive Power
             Reporting
            Person With      ---------------------------------------------------
                                  10   Shared Dispositive Power

--------------------------------------------------------------------------------
  11    Aggregate Amount Beneficially owned by Each Reporting Person
        730,141

--------------------------------------------------------------------------------
  12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)

--------------------------------------------------------------------------------
  13    Percent of Class Represented by Amount in Row (11)
        1.7%
--------------------------------------------------------------------------------
  14    Type of Reporting Person (See Instructions)
        PN
--------------------------------------------------------------------------------

CUSIP No. 12612L 10 08                                              Page 7 of 32

--------------------------------------------------------------------------------
  1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons Ann Lurie
        ###-##-####

--------------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group                 (a)[ ]
        (See Instructions)                                               (b)[X]

--------------------------------------------------------------------------------
  3     SEC Use Only

--------------------------------------------------------------------------------
  4     Source of Funds (See Instructions)
        N/A
--------------------------------------------------------------------------------
  5     Check if Disclosure of Legal Proceedings is Required Pursuant to Item
        2(d) or 2(e)                                                        [ ]
--------------------------------------------------------------------------------
  6     Citizenship or Place of Organization
        USA

--------------------------------------------------------------------------------
                                  7    Sole Voting Power

             Number of       ---------------------------------------------------
               Shares             8    Shared Voting Power
            Beneficially               486,760
              Owned by       ---------------------------------------------------
                Each              9    Sole Dispositive Power
             Reporting
            Person With      ---------------------------------------------------
                                  10   Shared Dispositive Power
                                       486,760
--------------------------------------------------------------------------------
  11    Aggregate Amount Beneficially owned by Each Reporting Person
        486,760

--------------------------------------------------------------------------------
  12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)

--------------------------------------------------------------------------------
  13    Percent of Class Represented by Amount in Row (11)
        1.1%
--------------------------------------------------------------------------------
  14    Type of Reporting Person (See Instructions)
        IN
--------------------------------------------------------------------------------

CUSIP No. 12612L 10 08                                              Page 8 of 32

--------------------------------------------------------------------------------
  1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons Ann and Robert H. Lurie Family Foundation
        36-3486274

--------------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group                (a) [ ]
        (See Instructions)                                              (b) [X]

--------------------------------------------------------------------------------
  3     SEC Use Only

--------------------------------------------------------------------------------
  4     Source of Funds (See Instructions)
        N/A
--------------------------------------------------------------------------------
  5     Check if Disclosure of Legal Proceedings is Required Pursuant to Item
        2(d) or 2(e)                                                        [ ]
--------------------------------------------------------------------------------
  6     Citizenship or Place of Organization
        Illinois

--------------------------------------------------------------------------------
                                  7    Sole Voting Power

             Number of       ---------------------------------------------------
               Shares             8    Shared Voting Power
            Beneficially               486,760
              Owned by       ---------------------------------------------------
                Each              9    Sole Dispositive Power
             Reporting
            Person With      ---------------------------------------------------
                                  10   Shared Dispositive Power
                                       486,760
--------------------------------------------------------------------------------
  11    Aggregate Amount Beneficially owned by Each Reporting Person
        486,760

--------------------------------------------------------------------------------
  12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)

--------------------------------------------------------------------------------
  13    Percent of Class Represented by Amount in Row (11)
        1.1%
--------------------------------------------------------------------------------
  14    Type of Reporting Person (See Instructions)
        CO
--------------------------------------------------------------------------------

CUSIP No. 12612L 10 08                                              Page 9 of 32


--------------------------------------------------------------------------------
  1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons LFT Partnership, an Illinois general partnership
        36-6527526

--------------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group                (a) [ ]
        (See Instructions)                                              (b) [X]

--------------------------------------------------------------------------------
  3     SEC Use Only

--------------------------------------------------------------------------------
  4     Source of Funds (See Instructions)
        N/A
--------------------------------------------------------------------------------
  5     Check if Disclosure of Legal Proceedings is Required Pursuant to Item
        2(d) or 2(e)                                                        [ ]
--------------------------------------------------------------------------------
  6     Citizenship or Place of Organization
        Illinois

--------------------------------------------------------------------------------
                                  7    Sole Voting Power

             Number of       ---------------------------------------------------
               Shares             8    Shared Voting Power
            Beneficially
              Owned by       ---------------------------------------------------
                Each              9    Sole Dispositive Power
             Reporting
            Person With      ---------------------------------------------------
                                  10   Shared Dispositive Power

--------------------------------------------------------------------------------
  11    Aggregate Amount Beneficially owned by Each Reporting Person
        486,760

--------------------------------------------------------------------------------
  12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)

--------------------------------------------------------------------------------
  13    Percent of Class Represented by Amount in Row (11)
        1.1%
--------------------------------------------------------------------------------
  14    Type of Reporting Person (See Instructions)
        PN
--------------------------------------------------------------------------------

CUSIP No. 12612L 10 08                                             Page 10 of 32


--------------------------------------------------------------------------------
  1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons Arlington Leasing Co., a Nevada corporation
        88-0132727

--------------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group                (a) [ ]
        (See Instructions)                                              (b) [X]

--------------------------------------------------------------------------------
  3     SEC Use Only

--------------------------------------------------------------------------------
  4     Source of Funds (See Instructions)
        N/A
--------------------------------------------------------------------------------
  5     Check if Disclosure of Legal Proceedings is Required Pursuant to Item
        2(d) or 2(e)                                                        [ ]
--------------------------------------------------------------------------------
  6     Citizenship or Place of Organization
        Nevada

--------------------------------------------------------------------------------
                                  7    Sole Voting Power

             Number of       ---------------------------------------------------
               Shares             8    Shared Voting Power
            Beneficially
              Owned by       ---------------------------------------------------
                Each              9    Sole Dispositive Power
             Reporting
            Person With      ---------------------------------------------------
                                  10   Shared Dispositive Power

--------------------------------------------------------------------------------
  11    Aggregate Amount Beneficially owned by Each Reporting Person
        997,369

--------------------------------------------------------------------------------
  12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)

--------------------------------------------------------------------------------
  13    Percent of Class Represented by Amount in Row (11)
        2.3%
--------------------------------------------------------------------------------
  14    Type of Reporting Person (See Instructions)
        CO
--------------------------------------------------------------------------------

                                                                   Page 11 of 32
ITEM 1. SECURITIES AND ISSUER.

        The Statement relates to the common stock, par value $0.01 per share (the "Common Stock") of CNA Surety Corporation (the "Issuer"). The Issuer's principal executive offices are at CNA Plaza, Chicago, Illinois, 60685.

ITEM 2. IDENTITY AND BACKGROUND.

        (a) - (c) This Statement is being filed by the following persons or entities:

              (1) Equity Capsure Limited Partnership, an Illinois limited partnership ("Equity Capsure");
              (2)       Samuel Zell;
              (3) Samuel Zell Revocable Trust under trust agreement dated January 17, 1990 (the "Zell Trust");
              (4) Alphabet Partners, an Illinois general partnership ("Alphabet Partners");
              (5) ZFT Partnership, an Illinois general partnership ("ZFT Partnership");
              (6)       Ann Lurie;
              (7) The Ann and Robert H. Lurie Family Foundation, an Illinois non-stock not-for-profit corporation ("Lurie Foundation");
              (8) LFT Partnership, an Illinois general partnership ("LFT Partnership"); and
              (9)       Arlington Leasing Co., a Nevada corporation
                        ("Arlington").

            Equity Capsure, Mr. Zell, the Zell Trust, Alphabet Partners, ZFT Partnership, Mrs. Lurie, the Lurie Foundation, LFT Partnership and Arlington are collectively the "Reporting Persons". The business address for all of the Reporting Persons is Two North Riverside Plaza, Chicago, Illinois, 60606. Certain information regarding the Reporting Persons is set forth in Appendix A hereto.

            (d) and (e) None of the Reporting Persons have, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            No funds were expended in the acquisition of the Common Stock reported herein. The Reporting Persons acquired the Common Stock reported herein in connection with the merger of Capsure Holdings Corp. ("Capsure") with and into Surety Acquisition Company, a wholly-owned subsidiary of the Issuer (the "Merger") in accordance with the terms of a Reorganization Agreement, dated as of December 19, 1996 and as amended as of July 14, 1997 (the "Reorganization Agreement"), by and among Capsure, Continental Casualty Company and certain of its affiliates, Issuer and Surety Acquisition Company. The terms of the Reorganization Agreement provided for the conversion of Capsure common stock, par value $0.05 per share ("Capsure Common Stock") into the right to receive one share of Common Stock of the Issuer upon the occurrence of the Merger. The Merger was consummated on September 30, 1997.

ITEM 4.     PURPOSE OF TRANSACTION.

            The purpose of the Reporting Persons' acquisition of the shares of Common Stock reported herein was to exchange the Reporting Persons' Capsure Common Stock for an equal amount of Common Stock as a result of the Merger described in Section 3 above. The Reporting Persons hold the Common Stock for investment purposes.

            The Reporting Persons do not have any plans or proposals of the type referred to in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

            (a) To the knowledge of the Reporting Persons, there are 43,880,708 shares of Common Stock outstanding as of the date hereof. As of the date hereof, the Reporting Persons may be deemed to own the following shares which represent the following percentages of the shares of Common Stock outstanding:


REPORTING PERSON        NUMBER OF SHARES       PERCENTAGE OF OUTSTANDING
----------------        ----------------       -------------------------
Equity                       3,552,862                  8.1%

Samuel Zell                  3,617,862(1)               8.2%(1)

Zell Trust                   3,552,862(1)               8.1%(1)

Alphabet Partners            730,141(2)                 1.7%(2)

ZFT Partnership              730,141(2)                 1.7%(2)

Ann Lurie                    486,760(2)(3)              1.1%(2)(3)

Lurie Foundation             486,760                    1.1%

                                                                   Page 13 of 32

LFT Partnership              486,760(2)                 1.1%(2)

Arlington                    997,369(2)                 2.3%(2)


(1) Includes 3,552,862 shares owned by Equity and, for Mr. Zell only, options to purchase 65,000 shares which are currently exercisable and beneficially owned by Mr. Zell.

(2) Such shares are included in the 3,552,862 shares beneficially owned by Equity.

(3)  Includes shares reported herein by LFT Partnership.

Arthur A. Greenberg is the sole trustee of the three trusts which are the general partners of Alphabet Partners. Mr. Greenberg beneficially owns 30,000 shares of Common Stock and a trust in which Mr. Greenberg is the beneficiary beneficially owns 2,000 shares of Common Stock. Mr. Greenberg disclaims beneficial ownership of the shares of Common Stock beneficially owned by such trust.

Sheli Z. Rosenberg is the sole trustee of the fifteen trusts which are the general partners of ZFT Partnership. Mrs. Rosenberg beneficially owns 41,318 shares of Common Stock and options to purchase 5,000 shares of Common Stock which are currently exercisable. Additionally, the Rosenberg Family Foundation is the beneficial owner of 16,388 shares of Common Stock. Mrs. Rosenberg may be deemed to be the beneficial owner of the shares of Common Stock owned by the foundation, but she disclaims beneficial ownership of such shares.

(b) Equity, the Zell Trust, as sole general partner of Equity, and Mr. Zell, as the sole trustee of the Zell Trust, share the power to vote or to direct the vote of and share the power to dispose or to direct the disposition of the 3,552,862 shares beneficially owned by Equity. Mr. Zell and the Zell Trust disclaim beneficial ownership of the 3,552,862 shares beneficially owned by Equity, except for 2,068,733 shares attributable to the Zell Trust, Alphabet Partnership and ZFT Partners through such entities' ownership in Equity.

Mr. Zell has the sole power to vote or to direct the vote of (assuming exercise of the options to purchase 65,000 shares of Common Stock) and the sole power to dispose or to direct the disposition of the options to purchase 65,000 shares of Common Stock beneficially owned by him.

Arthur A. Greenberg is the sole trustee of the three trusts which are the general partners of Alphabet Partners, has no power to vote or to direct the vote of and no power to dispose or direct the disposition of the 3,552,862 shares beneficially owned by Equity or the 730,141 shares attributable to Alphabet Partners through its ownership in Equity. Mr. Greenberg disclaims beneficial ownership of the shares owned by Alphabet Partners and Equity. Mr. Greenberg has the sole power to vote or direct the vote of and the sole power to dispose or direct the disposition of the 30,000 shares beneficially owned by him and no power to vote or to direct the vote of and no power to dispose or direct the disposition of the 2,000 shares beneficially owned by the trust in which Mr. Greenberg is the beneficiary.

Sheli Z. Rosenberg, as sole trustee of the fifteen trusts which are the general partners of ZFT Partnership, has no power to vote or to direct the vote of and no power to dispose or direct the disposition of the 3,552,862 shares beneficially owned by Equity or the 730,141 shares attributable to ZFT Partnership through its ownership in Equity. Mrs. Rosenberg disclaims beneficial ownership of the shares owned by ZFT Partnership and Equity. Mrs. Rosenberg has the sole power to vote or direct the vote of and the sole power to dispose or direct the disposition of the 41,318 shares and of the 5,000 shares (assuming exercise of the options to purchase 5,000 shares of Common Stock) and shares the power to vote or to direct the vote of and shares the power to dispose or direct the disposition of the 16,388 shares beneficially owned by the Rosenberg Family Foundation.

Ann Lurie, as the trustee of the six trusts which are the general partners of LFT Partnership, has no power to vote or to direct the vote of and no power to dispose or direct the disposition of the 3,552,862 shares beneficially owned by Equity or of the 486,760 shares attributable to LFT Partnership through its ownership in Equity. Mrs. Lurie disclaims beneficial ownership of the shares owned by LFT Partnership. Andrew Lurie is the beneficiary of one of the six trusts which are partners of LFT Partnership. Mr. Lurie has no power to vote or to direct the vote of and no power to dispose or direct the disposition of the 3,552,862 shares beneficially owned by Equity or of the 486,760 shares attributable to LFT Partnership through its ownership in Equity.

The Lurie Foundation, Ann Lurie, Sheli Z. Rosenberg, Samuel Zell, Mark Slezak and Andrew Lurie (as directors of the Lurie Foundation) share the power to vote and direct the vote of and share the power to dispose and to direct the disposition of the 486,760 shares beneficially owned by the Lurie Foundation. Messrs. Zell, Slezak and Lurie and Mmes. Lurie and Rosenberg disclaim beneficial ownership of the 486,760 shares beneficially owned by the Lurie Foundation.

(c) The only transactions in Common Stock by the Reporting Persons were the transactions previously described in Item 3 hereto.

(d) and (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

         The Issuer and Equity entered into a Registration Rights Agreement, (the "Agreement") dated as of September 30, 1997, pursuant to which the Issuer granted Equity the right to a single demand registration, for Common Stock held by Equity, the Lurie Foundation, or any permitted assignee of Equity as of the date of the Agreement (such Common Stock, the "Registrable Securities"). The Agreement also grants unlimited "piggy-back" registration rights for the Registrable Securities. The registration rights granted under the Agreement become effective six months after the date of execution of the Agreement and end on the third anniversary of the execution of the Agreement.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

         Exhibit 1 - Joint Filing Agreement dated as of October 10, 1997.

         Exhibit 2 - Reorganization Agreement, dated as of December 19, 1997 and amended July 14, 1997 among Capsure, Continental Casualty Company and certain of its affiliates, Issuer and Surety Acquisition Company (incorporated herein by reference to Appendix A of the Registration Statement on Form S-4, dated as of August 15, 1997 of Issuer).

         Exhibit 3 - Registration Rights Agreement dated as of September 30,
                     1997 between Issuer and Equity.

                                   SIGNATURES

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Equity Capsure Limited Partnership,      Alphabet Partners, an Illinois general
an Illinois limited partnership          partnership
By:  Samuel Zell Revocable Trust         By:   SZA Trust, a general partner
     U/T/A  1/17/90, general partner

By:  /s/ Samuel Zell                     By:   /s/Arthur A. Greenberg
-------------------------                ----------------------------
Samuel Zell, Trustee                     Arthur A. Greenberg, Trustee

Samuel Zell Revocable Trust              Arlington Leasing Co., a Nevada
U/T/A 1/17/90                              corporation

By: /s/ Samuel Zell                      By:  /s/ Samuel Zell
-------------------------                -------------------------
Samuel Zell, Trustee                     Samuel Zell, President


/s/ Samuel Zell                          /s/ Ann Lurie
-------------------------                -------------------------
Samuel Zell                              Ann Lurie


ZFT Partnership, an Illinois general
  partnership
By:  Samuel Zell Trust, a general partner


By:  /s/ Sheli Z. Rosenberg
-------------------------
Sheli Z. Rosenberg, Trustee


Ann and Robert H. Lurie Family
Foundation


By:  /s/ Ann Lurie
-------------------------
Ann Lurie, President


LFT Partnership, an Illinois general
  partnership
By:  Jesse Trust, a general partner

By:  /s/ Ann Lurie
-------------------------                Dated:  October 10, 1997
Ann Lurie, Trustee

                                   APPENDIX A
                                  SCHEDULE 13D


SAMUEL ZELL:

     Mr. Zell is Chairman of the Board of Directors of Equity Group Investments, Inc. ("EGI"). EGI is a privately owned investment management firm. Mr. Zell is a citizen of the United States of America.

SAMUEL ZELL REVOCABLE TRUST UNDER TRUST AGREEMENT DATED JANUARY 17, 1990:

     Mr. Zell is the trustee and beneficiary of the Samuel Zell Revocable Trust under trust agreement dated January 17, 1990 (the "Zell Trust"). The Zell Trust is an Illinois trust. Information concerning Mr. Zell is above.

ALPHABET PARTNERS, AN ILLINOIS GENERAL PARTNERSHIP:

     Alphabet Partners ("Alphabet Partners") is composed of three trusts created for the benefit of Mr. Zell which share equally in the partnership. Arthur A. Greenberg is the sole trustee of the three trusts. Mr. Greenberg is the sole proprietor of Arthur A. Greenberg, Certified Public Accountants. Mr. Greenberg is a citizen of the United States of America.

ZFT PARTNERSHIP, AN ILLINOIS GENERAL PARTNERSHIP:

     ZFT Partnership ("ZFT Partnership") is composed of fifteen trusts created for the benefit of Mr. Zell which share equally in the partnership. Sheli Z. Rosenberg is the sole trustee of the fifteen trusts. Mrs. Rosenberg is President and Chief Executive Officer of EGI. Mrs. Rosenberg is a citizen of the United States of America.

ANN LURIE:

     Mrs. Lurie is a private investor. Mrs. Lurie is a citizen of the United States of America.

LFT PARTNERSHIP, AN ILLINOIS GENERAL PARTNERSHIP:

     LFT Partnership ("LFT Partnership") is composed of six trusts each created for one of Mrs. Lurie's six children which each shares equally in the partnership. Mrs. Lurie is the sole trustee of the six trusts. Information concerning Mrs. Lurie is above.

EQUITY CAPSURE LIMITED PARTNERSHIP, AN ILLINOIS LIMITED PARTNERSHIP:

     Equity Capsure Limited Partnership is a limited partnership, whose sole general partner is the Zell Trust. Information concerning the Zell Trust is above.

THE ANN AND ROBERT H. LURIE FAMILY FOUNDATION, AN ILLINOIS NON-STOCK NOT-FOR-PROFIT CORPORATION:

     The Ann and Robert H. Lurie Family Foundation (the "Lurie Foundation") is an Illinois non-stock not-for-profit corporation. The directors of the Lurie Foundation are: Ann Lurie, Sheli Z. Rosenberg, Samuel Zell, Mark Slezak and Andrew Lurie. The officers of the Lurie Foundation are: Mrs. Lurie, president and treasurer; Mrs. Rosenberg, vice president and secretary; Mr. Slezak and Mr. Lurie, vice presidents. Information concerning Mrs. Lurie, Mrs. Rosenberg and Mr. Zell is above. Mr. Slezak is a Vice President and Treasurer of Lurie Investments, Inc., an Illinois corporation, and Mr. Lurie is a student. Both are citizens of the United States of America with addresses of Two North Riverside Plaza, Chicago, IL 60606.

ARLINGTON LEASING CO., A NEVADA CORPORATION:

     Arlington Leasing Co. is a Nevada corporation whose directors are: Samuel Zell, Sheli Z. Rosenberg, Timothy Callahan and Donald J. Leibentritt. Information concerning Mr. Zell and Mrs. Rosenberg is above. Mr. Callahan is Chief Executive Officer of Equity Office Properties Trust, an owner and operator of office buildings. Mr. Callahan is a citizen of the United States of America. Mr. Liebentritt is an Executive Vice President and General Counsel of EGI and a member and Chairman of the Board of Rosenberg & Liebentritt, P.C. Mr. Leibentritt is a citizen of the United States of America.

                                 EXHIBIT INDEX


EXHIBIT NUMBER              DESCRIPTION                                 PAGE
--------------              -----------                                 ----


       1.             Joint Filing Agreement dated as of                 19
                      October 10, 1997.

       2.             Reorganization Agreement, dated as
                      of December 19, 1997 and amended
                      July 14, 1997 among Capsure, Continental
                      Casualty Company and certain of its
                      affiliates, Issuer and Surety Acquisition
                      Company (incorporated herein by reference to Appendix A of the Registration Statement on Form S-4, dated as of August 15, 1997, of Issuer).

       3.             Registration Rights Agreement dated as of          21
                      September 30, 1997 between Issuer and Equity.